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CUSIP No. 69806L104                     13G                         Page 1 of 12


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*


                       PAN PACIFIC RETAIL PROPERTIES, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    69806L104
                                 (CUSIP Number)


                                JANUARY 17, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /     Rule 13d-1(b)

/X/     Rule 13d-1(c)

/ /     Rule 13d-1(d)


------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 69806L104                     13G                         Page 2 of 12


   1    NAMES OF REPORTING PERSONS:
        Prometheus Western Retail, LLC

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  / /
                                                                     (b)  /X/

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

        NUMBER OF           5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     3,415,333
        OWNED BY
          EACH              6    SHARED VOTING POWER
        REPORTING
         PERSON                        0
          WITH                   SOLE DISPOSITIVE POWER
                            7

                                       3,415,333

                            8    SHARED DISPOSITIVE POWER

                                       0

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,415,333

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                             / /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.6%

  12    TYPE OF REPORTING PERSON*

              OO
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CUSIP No. 69806L104                     13G                         Page 3 of 12


   1    NAMES OF REPORTING PERSONS:
        Prometheus Western Retail Trust

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Maryland

        NUMBER OF           5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     3,415,333
        OWNED BY
          EACH              6    SHARED VOTING POWER
        REPORTING
         PERSON                        0
          WITH                   SOLE DISPOSITIVE POWER
                            7

                                       3,415,333

                            8    SHARED DISPOSITIVE POWER

                                       0

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,415,333

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                            / /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.6%

  12    TYPE OF REPORTING PERSON*

              OO
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CUSIP No. 69806L104                     13G                         Page 4 of 12


   1    NAMES OF REPORTING PERSONS:
        LF Strategic Realty Investors L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

        NUMBER OF           5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     3,415,333
        OWNED BY
          EACH              6    SHARED VOTING POWER
        REPORTING
         PERSON                        0
          WITH                   SOLE DISPOSITIVE POWER
                            7

                                       3,415,333

                            8    SHARED DISPOSITIVE POWER

                                       0

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,415,333

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                            / /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.6%

  12    TYPE OF REPORTING PERSON

              PN
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CUSIP No. 69806L104                     13G                         Page 5 of 12


   1    NAMES OF REPORTING PERSONS:
        Lazard Freres Real Estate Investors L.L.C.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

        NUMBER OF           5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     3,415,333
        OWNED BY
          EACH              6    SHARED VOTING POWER
        REPORTING
         PERSON                        0
          WITH                   SOLE DISPOSITIVE POWER
                            7

                                       3,415,333

                            8    SHARED DISPOSITIVE POWER

                                       0

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,415,333

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                            / /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.6%

  12    TYPE OF REPORTING PERSON*

              OO
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CUSIP No. 69806L104                     13G                         Page 6 of 12



   1    NAMES OF REPORTING PERSONS:
        Lazard Freres & Co. LLC

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

        NUMBER OF           5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     3,415,333
        OWNED BY
          EACH              6    SHARED VOTING POWER
        REPORTING
         PERSON                        0
          WITH                   SOLE DISPOSITIVE POWER
                            7

                                       3,415,333

                            8    SHARED DISPOSITIVE POWER

                                       0

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,415,333

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                            / /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.6%

  12    TYPE OF REPORTING PERSON*

              OO
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CUSIP No. 69806L104                     13G                         Page 7 of 12


ITEM 1(A)   NAME OF ISSUER:

            Pan Pacific Retail Properties, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1631-b South Melrose Drive
            Vista, California 92083

ITEM 2(A)   NAME OF PERSON FILING:

            This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): Prometheus Western Retail, LLC ("PWR LLC"), Prometheus Western Retail Trust ("PWRT"), LF Strategic Realty Investors L.P. ("LFSRI"), Lazard Freres Real Estate Investors L.L.C. ("LFREI") and Lazard Freres & Co. LLC ("LF&Co." and together with PWR LLC, PWRT, LFSRI and LFREI, the "Reporting Persons").

            The Reporting Persons have entered into a Joint Filing Agreement, dated January 24, 2003, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business office of each of the Reporting Persons is 30 Rockefeller Plaza, New York, NY 10020.

ITEM 2(C)   CITIZENSHIP:

            PWR LLC and LFSRI are organized under the laws of the State of Delaware. PWRT is organized under the laws of the State of Maryland. LFREI and LF&Co. are organized under the laws of the State of New York.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share.

ITEM 2(E)   CUSIP NO.:

            69806L104

ITEM 3 IF THIS STATEMENT IS FILE PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.
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CUSIP No. 69806L104                     13G                         Page 8 of 12


ITEM 4      OWNERSHIP:

            (a)-(c). PWR LLC directly owns all 3,415,333 shares of the Common Stock of the Issuer. Each of PWRT as the sole owner and sole member of PWR LLC, LFSRI as the owner of all of the issued and outstanding voting securities of PWRT, LFREI as the sole general partner of LFSRI and LF&Co. as the managing member of LFREI may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 3,415,333 shares of Common Stock held by PWR LLC, which constitute approximately 8.6% of the outstanding Common Stock. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 39,663,269 shares of Common Stock outstanding. In order to reflect the issuance of Common Stock in connection with the January 17, 2003 merger of a subsidiary of the Issuer with and into Center Trust, Inc. ("Center Trust"), the number of shares of Common Stock outstanding has been calculated by (i) multiplying the number of outstanding shares of common stock of Center Trust as reported in Center Trust's proxy statement dated December 11, 2002 by .218 (the exchange ratio in the merger) and (ii) adding to such number the number of shares of Common Stock reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            See Item 4 which is incorporated herein by reference.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10     CERTIFICATION:

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 69806L104                     13G                         Page 9 of 12


                                      SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2003

                                          PROMETHEUS WESTERN RETAIL, LLC

                                          By: Prometheus Western Retail Trust,
                                          its sole member


                                          By: /s/ John A. Moore
                                              --------------------------------
                                          Name:   John A. Moore
                                          Title:  Vice President and Chief
                                                  Financial Officer



                                          PROMETHEUS WESTERN RETAIL TRUST


                                          By: /s/ John A. Moore
                                              --------------------------------
                                          Name:   John A. Moore
                                          Title:  Vice President and Chief
                                                  Financial Officer



                                          LF STRATEGIC REALTY INVESTORS L.P.

                                          By: Lazard Freres Real Estate
                                          Investors L.L.C., its general partner


                                          By: /s/ John A. Moore
                                              --------------------------------
                                          Name:   John A. Moore
                                          Title:  Managing Principal and Chief
                                                  Financial Officer
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CUSIP No. 69806L104                     13G                        Page 10 of 12


                                          LAZARD FRERES REAL ESTATE INVESTORS
                                          L.L.C.


                                          By: /s/ John A. Moore
                                              --------------------------------
                                          Name:   John A. Moore
                                          Title:  Managing Principal and Chief
                                                  Financial Officer



                                          LAZARD FRERES & CO. LLC


                                          By: /s/ Scott Hoffman
                                              --------------------------------
                                          Name:   Scott Hoffman
                                          Title:  Managing Director